SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q17 Results

Copel records EBITDA of R$ 707.2 million in the 2Q17

CPLE3 | R$19.00 CPLE6 | R$24.53	ELP | US$ 7.34 XCOP | € 7.77	Market value | R$5.9 bi * Quotes 06.30.2017

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	9
2.1 Operating Revenues	9
2.2 Operating Costs and Expenses	10
2.3 Equity in the Earnings of Subsidiaries	12
2.4 EBITDA	12
2.5 Financial Result	13
2.6 Consolidated Net Income	13
2.7 Consolidated Income Statement	14
3. Main Account and Changes Balance Sheet	15
3.1 Main Accounts	15
3.2 Balance Sheet – Assets	17
3.3 Debt	18
3.4 Balance Sheet – Liabilities	21
4. Performance of the Main Companies	22
4.1 Copel Geração e Transmissão	22
4.2 Copel Distribuição	23
4.3 Copel Telecomunicações	25
4.5 Accounting Information	25
5. Investment Program	26
6. Power Market and Tariffs	27
6.1 Captive Market – Copel Distribuição	27
6.2 Grid Market (TUSD)	28
6.3 Electricity Sales	28
6.4 Total Energy Sold	29
6.5 Energy Flow	30
6.6 Tariffs	32
7. Capital Market	34
7.1 Capital Stock	34
7.2 Stock Performance	35
7.3 Dividends and Interest on Own Capital	36
8. Operating Performance	37
8.1 Power Generation	37
8.2 Transmission	43
8.3 Distribution	44
8.4 Telecommunications	46
8.5 Equity Interests	47
8.6 New Projects	48
9. Other Information	49
9.1 Human Resources	49
9.2 Main Operational Indicators	50
9.3 Conference Call 1Q17 Results	51
Exhibit I – Consolidated Cash Flow Statement	52
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	53
Exhibit III – Financial Statements by Company	56

* Amounts subject to rounding.

1. Main Events in the Period

Copel recorded recorring EBITDA of R$707.2 million in 2Q17, an increase of 58.1% over the recurring EBITDA of R$447.3 million in 2Q16, mainly due to the result of the 4th Tariff Review Cycle of Copel Distribuição, the lower balance with provisions and reversals, especially in allowance for doubtful accounts, and the higher average PLD in the period, partially offset by the recognition of R$31.2 million in impairment and R$67.0 million in additional costs with construction related to the transmission lines. More details in the item 2.

Provisões e Reversões

In 2Q17, the Company recorded R$ 98.5 million in provisions and reversals, (i) R$31.2 million refers to the impairment of assets of the Bento Miguel Wind Complex, (ii) R$29.0 million to net provisions for labor lawsuits, (iii) R$25.7 million to allowance for doubtful accounts (PECLD).

In the same period of 2016, the Company recorded a reversal of R$211.4 million, mainly related to the final and unappealable decision issued in favor of Copel Holding Company with regard to the lawsuit that required the Company to pay Cofins and respective interest and fine due to the termination of the ruling court that had exempted the Company from paying Cofins, and constitutes a provision of R$147.2 million, of which R$60.9 million was related to doubtful accounts.

Reduction in the recoverable value of assets of the generation segment – Impairment

In the second quarter of 2017, a complement was added to the estimate in order to reduce the recoverable value of the wind power assets of the Bento Miguel Wind Complex, whose impact on the result was R$31.2 million. The calculation of the value took into account the assumptions used in the impairment tests carried out in 4Q16, with the most relevant being: updating the discount rate and increasing the projects’ CAPEX.

Restatement of comparative balances

The Company’s management adjusted the consolidated financial statements at June 31, 2017, December 31, 2016 and June 31, 2016 as follows:

Fair value of concession assets

In order to better present its operational and financial performance, on December 31, 2016, the Company reviewed its accounting practices and concluded that the adjustment of the expectation of the cash flow of the indemnified financial asset of the Copel Distribuição concession, originally presented in the line item financial income, would be better classified in the group of operating revenues, together with other revenues related to its activity. This allocation reflects in a better way the business model of electricity distribution and provides a better presentation regarding its performance. As a result, the Company reclassified retrospectively the amount of R$113.4 million from financial revenue to net operating revenue in 2Q16, totaling R$122.4 million in the first half of 2016.

* Amounts subject to rounding.

Investments

During the preparation of our unaudited consolidated interim financial information as of September 30, 2017, the Company's Management identified an investment by its indirect subsidiary UEG Araucária Ltda. in a Multimarket Investment Fund, which held shares of other investment funds that in turn invested in a private company, whose main asset was a real estate development. As of September 30, 2017, such investment corresponded to R$157,1 and was recognized under “Bonds and Securities”, in current assets, because, according to information delivered by the management of UEG Araucária to the Company’s Management, that investment was made in a wholly-owned fund, whose benchmark was 103.5% of the CDI (Interbank Deposit Certificate) rate and that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale. This investment amounted to R$165,7 as of December 31, 2016.

In order to determine the value of such investment and its accounting classification, as well as the extent of any possible impact, the Company's Management used independent appraisers and legal advisers in accordance with best governance practices, including an internal investigation into the circumstances of the investment. The valuation has already been concluded and the investigations are in their final stage. These investigations found that the investment occurred strictly in the UEG Araucária and violated Copel’s investment policy, which authorizes investments in wholly-owned investment funds only to the extent such funds invest exclusively in bonds issued by the Brazilian federal government or by financial institutions controlled by the Brazilian federal government.

Based on the information available during the preparation of the consolidated financial statements for 2017, we concluded that it is necessary to recognize a provision for the impairment of the investment in light of its specific characteristics, including the status of its underlying real estate development and the outlook for its future cash flow generation. We also determined that this provision should have been recorded in prior years because the information known during the preparation of those consolidated financial statements was already available at that time and should have been considered in preparing the consolidated financial statements for 2016 and 2015.

In the course of preparing our consolidated financial statements, were analyzed all legal and corporate documents of the investment fund and it was concluded that from July 2015, UEG Araucária started to have significant influence in the private company, even though indirectly. Thus, from July 2015, the remaining balance of the investment, until then classified as a financial instrument measured by its fair value, became measured and disclosed as an associate, and the effects of the change in the asset classification were recorded in the company's profit or loss of that year.

* Amounts subject to rounding.

Supported by a report prepared in March 2018 by independent appraisers engaged by Copel, the Company's Management determined the fair value of the financial instrument as of July 2015 and the remaining balance, already considered as an investment in associates, was reduced by a provision for devaluation, so that the Company's shareholders' equity was reduced by R$125.0 million and non-controlling shareholders by R$31.2 million. The balance of this investment on December 31, 2016 is R$9.6 million.

Until June 31, 2016, the allowance for impairment is R$ 38.0 million, consisting of a negative effect of R$39.1 million as a result of equity in earnings of subsidiaries, R$1.0 milion in financial expenses and the positive effect of R$2.1 million in financial income.

Provision for Contingencies - Taxation regime for sectorial financial assets and liabilities

In 2017, Copel Distribuição recognized prior period adjustments in the account of provisions related to tax litigation due to the taxation of sectorial financial assets and liabilities. The impact of these adjustments represents, on December 31, 2016, an increase of R$32.0 million in provisions for litigation, in non-current liabilities, and an increase of R$10.9 million in deferred tax assets non-current, so that the Company's shareholders' equity was reduced by R$21.1 million.

Tariff Adjustment of Copel Distribuição

Through Resolution No. 2,255 of June 20, 2017, ANEEL approved the tariff adjustment of Copel Distribuição, with an average effect of 5.85% to be noticed by consumers, according to the following table:

This adjustment was fully applied to Copel Distribuição's tariffs as of June 24, 2017. In addition, on June 13, 2017, Aneel rectified the amounts of the Net Remuneration Base by R$30.0 million (from R$4,920.4 million to R$4,950.4 million), and the depreciation amount by R$1.2 million (from R$337.5 million to R$338.7 million). This reconsideration is due to the understanding that the commercial fines imposed on suppliers, due to delays and contractual noncompliance, are not part of the acquisition cost and, therefore, cannot be considered as a benefit for the purchase, since these fines are intended to compensate for possible losses.

* Amounts subject to rounding.

Annual Permitted Revenue -  2017/2018 APR

On June 27, Aneel approved the Annual Permitted Revenue (APR) of the transmission assets of Copel Geração e Transmissão for the 2017/2018 cycle, totaling R$752.5 million, of which R$263.2 million corresponds to RBSE indemnification of agreement 060/2001.

In addition, the concession agreements belonging to the SPCs Transmissora Sul Brasileira, Caiuá, Marumbi, Integração Maranhense, Matrinchã and Guaraciaba underwent their first periodic tariff review.

More details in item 8.2.

Service Provision Revenue (RAG) for 2017/2018

Through Resolution No. 2,265 of July 4, 2017, Aneel has defined the Service Provision Revenues of the hydroelectric power plants under the quota regime, pursuant to Law No. 12,783. As a result, Copel GeT will receive a RAG, related to HPP Gov. Pedro V. Parigot de Souza (GPS), of R$114.1 million. It is worth noting that 30% of the assured power of HPP GPS has been available for sale by Copel GeT since January 1, 2017.

Copel Distribuição - MCSD

In July 2017, the Brazilian Energy Trading Chamber (CCEE) announced the result of the processing of the Compensation Mechanism of Surplus and Deficit (MCSD) of New Energy for 2017. Copel Dis participated in the reduction offer for the Energy Commercialization Agreements in the Regulated Environment (CCEARs), obtaining a reduction in the agreements by 332.3 average-MW for the period between July and December 2017.

Budget Supplementation

The Company's Board of Directors approved, at its 167th Ordinary Meeting held on June 13, 2017, the budget supplementation for the investment program scheduled for 2017, subject to the proposed funding plan and the effective inflow of financial resources. The goal of this supplementation is to comply with regulatory demands and contractual terms, in order to preserve the flow of resources provided for such ventures. With this supplementation, Capex foreseen for 2017 will be R$ 2,877.5 million. More details in item 5.

HPP Colíder – Construction Work Progress

The project is in the final construction stage, around 93% of the construction works are concluded, including: the dam, the spillway, the water intake and the powerhouse. The manufacturing of equipment and the Plant’s electromechanical assemblies are in progress; the first generation unit is in its final assembly stage.

Due to the delay of suppliers in meeting the equipment delivery, electromechanical assembly service and plant-related transmission line construction schedule, the project schedule was impacted and the operation’s start-up was reviewed. Accordingly, the first generation unit’s start-up is scheduled for April 2018, while the third and last generation unit’s start-up is scheduled for August 2018.

* Amounts subject to rounding.

Operational start-up – Voltália São Miguel do Gostoso I Wind Complex

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex (Copel 49.0% and Voltália 51%), located in Rio Grande do Norte, were connected to the National Interconnected System (SIN). With 108 MW of installed capacity and assured power of 57.1 average-MW, the Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011. See more details in Item 8.

Operational start-up – TL Assis - Londrina

In August 2017, the Assis - Londrina transmission line (500 kV), an enterprise owned by Copel GeT, was put into operation. The circuit, which passes through seven municipalities in the state of Paraná and two municipalities in São Paulo, is 120 km long and will allow for greater energy interchange between the South and Southeast / Midwest regions, contributing to the safety and operational reliability of the national electricity system. The group adds R$18.9 million to COPEL GeT APR. More details in Item 8.2.

Issue of R$1.0 billion in debentures – Copel Holding

On June 28, 2017, Copel Holding carried out its 6th issue of simple, unsecured debentures, not convertible into shares, in a single series, for public distribution with restricted placement efforts, pursuant to CVM Instruction 476, in the total amount of R$520 million. 52,000 debentures were issued, with par value per unit of R$10,000, term to maturity of two years and amortization in a single installment on the maturity date. The debentures will be paid with interest corresponding to the 117.00% variation of the average daily one-day Interbank Deposit rate (DI). The funds raised will be allocated to the Issuer's working capital and investments.

Issue of R$220.0 million in infrastructure debentures – Copel Telecom

On August 08, 2017, Copel Telecomunicações carried out its 2nd issue of simple, unsecured debentures, not convertible into shares, in a single series, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476/2009, in the total amount of R$220 million allocated to infrastructure projects, based on Law No. 12,431/2011. 220 thousand debentures were issued, with par value per unit of R$1.0 thousand, term to maturity of five years as of the issue date and full amortization in a single installment on the maturity date. The debentures will be remunerated by the IPCA + 5.4%. The funds raised will be allocated to the Issuer’s investments, pursuant to the above-mentioned Law.

Copel Distribuição is elected the best distribution company in Brazil

* Amounts subject to rounding.

Copel Distribuição was elected Brazil’s best electricity distribution company in the customer's opinion by the Abradee Award. The award, promoted by the Brazilian Association of Electricity Distribution Companies (Abradee), was announced on June 28, 2017. This is the sixth time in the last seven years that the Company has won first place (2011, 2012, 2014, 2015, 2016 and 2017), being the fourth consecutive year.

Copel competed with electricity distribution companies from across the country and had the highest score in the Perceived Quality Satisfaction Index (ISQP), whose calculation is based on a survey with one hundred questions answered by over 2,000 consumers from all over the state of Paraná. The survey evaluates the company under five aspects: electricity supply, electricity bill, customer service, company image and customer communications. Copel was also awarded in the Social Responsibility category.

New Business Development Officer of the Company

Mr. Harry Françóia Júnior is the Company's new Business Development Officer. He has a Law degree from PUC-PR, a degree in Contemporary Law from Levin College of Law (University of Florida), and a post-graduate diploma in Administrative Law from Universidade Federal de Santa Catarina and in Civil Procedure Law from the Brazilian Institute of Legal Studies (IBEJ). Throughout his career, Mr. Françóia Júnior has worked as the Managing Director and General Secretary of the Presidency of the Legislative Assembly of Paraná, the Vice President of the OAB/PR Lawyers Association Commission, the Vice President of Political and Legal Affairs of the Federation of Commercial and Industrial Associations of Paraná (Faciap), a Member of the OAB/PR Commissions on Environmental Law and Consumer Protection Law, and a Lawyer in the Business Law area with emphasis on Corporate and Tax Law at Harry Françóia - Advogados Associados. Recently, he occupied the position of Chief Assistant Officer at Copel Comercialização.

New CFO of Copel Telecom

Mr. Rafael Moura de Oliveira is Copel Telecom’s new CFO. He has a Law degree from Universidade do Vale do Itajaí (Univali), a post-graduate diploma in International Agreements Practices from Pontifícia Universidade Católica do Paraná (PUC-PR), and a Master's degree in Law and Public and Private Organizations from Universidade do Vale do Itajaí. Throughout his career, Mr. Oliveira has worked as a liquidator at Banco de Desenvolvimento do Paraná (Badep), a General Counsel at Companhia de Tecnologia da Informação e Comunicação do Paraná (Celepar), a Legal Advisor for the Curitiba Institute of Informatics (ICI), an Administrative and Financial Manager at Artefamol Indústria e Comércio de Artefatos e Móveis Ltda, and a Lawyer in the Business Law area, working in the area of development and analysis of commercial and technology agreements at Losso, Malina Losso Advogados Associados.

* Amounts subject to rounding.

2. Financial Performance

The following analyzes refer to the second quarter of 2017 and to the first half of the year compared to the same period of 2016.

2.1 Operating Revenues

In the second quarter of 2017, net operating revenue totaled R$3,173.2 million, a decrease of 16.7%, mainly explained by the 53.5% reduction in the “use of the main distribution and transmission grid” line, arising from the recognition, in 2Q16, of the nonrecurring revenue of R$977.8 million related to the remeasurement of RBSE.

When comparing recurring revenues only, Copel posted a 12.1% increase in net operating revenue in 2Q17, mainly due to (a) the 23.0% increase in “electricity sales to distributors”, as a result of higher revenues in the CCEE, in turn due to a higher average PLD in the period (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16) and the higher volume of energy sold in the short-term market by Copel Distribuição; and (b) the positive result of R$67.8 million in sector financial assets and liabilities, due to the increase in hydrological risk (GSF) and the return of charges related to Angra 3, compared to the negative result of R$795.1 million in 2Q16. The following variations are also worth mentioning:

(i) the 26.3% drop in “electricity sales to final customers”, due to the 17.3% decline in the captive market of Copel Distribuição and the 12.9% average reduction applied to the tariffs as of June 24, 2016.

(ii) the 22.3% increase in “revenues from telecommunications”, due to the expansion of services to new customers;

(iii) the 4.5% increase in “other operating revenues”, mainly due to lease and rental revenues and operational and maintenance services; and

(iv) the 1.7% drop in “distribution of piped gas”, due to the decline in natural gas consumption, mainly in the industrial sector, which was partially offset by the adjustment in gas prices.

In the first six months of 2017, Copel’s net operating revenue fell by 6.1%, mainly due the non-recurring revenue of R$977.8 million related to the remeasurement of RBSE. Considering recurring items only, the Company ended the semester with a 6.3% increase in net operating revenue.

* Amounts subject to rounding.

2.2 Operating Costs and Expenses

In 2Q17, operating costs and expenses increased by 13.3%, totaling R$2,699.4 million. This result was mainly due to (a) the 27.0% increase in costs with "electricity purchased for resale”, as a result of the higher hydrological risk (GSF of 82.9% in 2Q17 vs. 89.2% in 2Q16) and the higher average PLD in the period (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16);  (b) the R$98.5 million in the “provisions and reversals” line in 2Q17, of which: (i) R$31.2 million refers to the impairment of assets of the Bento Miguel Wind Complex, (ii) R$29.0 million to net provisions for labor lawsuits, (iii) R$25.7 million to allowance for doubtful accounts (PECLD), versus a net reversal of R$64.0 million in 2Q16, mainly due to the reversal of R$ 193.4 million related to the process that required the collection of Cofins.

Also noteworthy are the following variations:

(i) the 11.8% increase in the “personnel and management” line, chiefly due to the wage increase as of October 2016 and the R$12.0 million in provision for the voluntary termination and retirement of 59 employees to the Voluntary Redundancy Program (PDI);

(ii) an additional cost in the amount of R$67.0 million in the construction cost line, mainly reflecting the increase in the Capex of the Araraquara-Taubaté transmission line;

(iii) the 34.2% reduction in “charges of the main distribution and transmission grid”, mainly due to the decision of the CCEE to pass on to the market the surplus of resources accumulated in the CONER account - given the prospect of the increase of the PLD throughout 2017 - and the lower costs with reserve energy charges (ERR);

* Amounts subject to rounding.

(iv) the 36.2% drop in “other operating costs and expenses”, mainly due to: (a) the R$21.1 million reduction in costs related to financial compensation for the use of water resources, reflecting the lower generation of hydraulic energy in the period (3,665 GWh in 2Q17 vs. 5,910 GWh in 2Q16); (b) the recovery of R$19.5 million in  costs and expenses related to administrative costs, invoices and taxes; and (c) a gain of R$15.4 million related to dividends and interest on own capital from Sanepar, reflecting the change in the valuation method of Copel’s investment in Sanepar; these effects were partially offset by the cost of R$28.2 million related to the state tax on the control and inspection of the use of water resources, pursuant to State Law No. 18,878/2016, which started to be charged as of January 1, 2017.

(v) the 2.8% increase in costs with “natural gas and supplies for the gas business", due to the prices of the oil basket, which determines the gas acquisition price, partially offset by the lower volume of gas acquired in the period;

(vi) the 4.7% decline in "third-party services", due to lower expenses with electricity system maintenance and authorized and accredited agents;

(vii) the 7.2% decline in costs with “pension and healthcare plans”, due to the lower amount invested in the “post-employment plan”, caused by the review of the assumptions that support the actuarial calculation.

In the first half of 2017, operating costs and expenses totaled R$5,207.1 million (1% up). This result was mostly impacted by (a) the 7.2% increase in electricity purchased for resale, caused by the higher PLD; (b) the provision of R$197.2 million, versus R$56.8 million in 1H16; and (c) the 11.5% increase in “personnel and management”, mainly due to the wage increase as of October 2016 and the R$19.2 million in provision for the voluntary termination and retirement of 103 employees to the PDI. These events were partially offset by the 35.3% reduction in "charges of the main distribution and transmission grid", mainly reflecting the lower thermal dispatch outside the merit order.

* Amounts subject to rounding.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

'000

Company	2Q17 (1)	1Q17 (2)	2Q16 (3)	Var. % (1/3)	1H17 (4)	1H16 (5)	Var. % (4/5)
Joint Ventures	**45,093**	**28,839**	**35,129**	**28.4**	**73,932**	**66,737**	**10.8**
Dominó Holdings S.A.	85	(629)	11,354	(99.3)	(544)	20,046	-
Voltalia São Miguel do Gostoso I Participações S.A.	347	360	2,218	(84.4)	707	2,797	(74.7)
Paraná Gás Exploração e Produção S.A.	(3)	(19)	(5)	(40.0)	(22)	(26)	(15.4)
Costa Oeste Transmissora de Energia S.A.	894	1,081	1,822	(50.9)	1,975	3,735	(47.1)
Marumbi Transmissora de Energia S.A.	2,205	2,686	1,870	17.9	4,891	6,502	(24.8)
Transmissora Sul Brasileira de Energia S.A.	813	688	485	67.6	1,501	375	300.3
Caiuá Transmissora de Energia S.A.	(83)	1,507	1,028	-	1,424	1,649	(13.6)
Integração Maranhense Transmissora de Energia S.A.	(669)	3,200	2,192	-	2,531	2,483	1.9
Matrinchã Transmissora de Energia (TP NORTE) S.A.	22,583	5,922	11,876	90.2	28,505	22,292	27.9
Guaraciaba Transmissora de Energia (TP SUL) S.A.	8,289	8,320	161	5,048.4	16,609	3,096	436.5
Paranaíba Transmissora de Energia S.A.	3,712	3,977	2,843	30.6	7,689	5,562	38.2
Mata de Santa Genebra Transmissão S.A.	6,726	3,065	(707)	-	9,791	(3,241)	-
Cantareira Transmissora de Energia S.A.	194	(1,319)	(8)	-	(1,125)	1,467	-
Associates	**4,192**	**4,874**	**(15,288)**	-	**9,066**	**(1,129)**	-
Cia. de Saneamento do Paraná - Sanepar[1]	-	-	16,567	-	-	27,678	-
Dona Francisca Energética S.A.	2,107	2,168	2,014	4.6	4,275	4,670	(8.5)
Foz do Chopim Energética Ltda.	2,081	2,683	3,105	(33.0)	4,764	5,904	(19.3)
Others[2]	4	23	(36,974)	-	27	(39,381)	
TOTAL	49,285	33,713	19,841	148.4	82,998	65,608	26.5

[1] Due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings, the Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was automatically terminated. As a result, Copel no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. Accordingly, it stopped being recorded under the equity method and is now recorded at fair value.
[2] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda, Dois Saltos Ltda and GBX Tietê II Empreendimentos Participações S.A.

2.4 EBITDA

In 2Q17, earnings before interest, taxes, depreciation and amortization reached R$707.2 million, 56.3% less than the R$1,618.5 million reported in 2Q16, mainly reflecting the recognition, in 2Q16, of the nonrecurring revenue of R$977.8 million related to the remeasurement of RBSE.

Excluding non-recurring effects, adjusted EBITDA would be 58.1% higher than in the same period of the previous year, basically explained by the result of the 4th Tariff Review Cycle of Copel Distribuição and by the highest LDP in the period. The following table presents the items considered in the adjusted EBITDA calculation.

* Amounts subject to rounding.

2.5 Financial Result

Financial expenses totaled R$397.5 million, 24.4% higher than 2Q16, reflecting the greater monetary variation on CRC onlendings, the higher exchange variation about purchase Itaipu electric power and the increase in the line of other financial expenses.

In 2Q17, financial revenues totaled R$135.2 million, down 59.5% from the R$333.6 million in 2Q16, mainly related to the lower income from financial investments, as a result of the drop in the Selic rate (average of 10.9% p.a. in 2Q17 vs. 14.15% p.a. in 2Q16), the lower income and monetary variation on CRC transferred, due to the lower IGP-DI in the period (negative by 2.71% in 2Q17 vs. positive by 3.12% in 2Q16), and the lower balance related to late fees on electricity bills.

The following table shows these changes and the financial result.

2.6 Consolidated Net Income

In 2Q17, Copel recorded net income of R$151.0 million, 84.3% lower than the R$959.4 million registered in the same period of 2016. This decrease is largely explained by nonrecurring factors in 2Q16 (recognition of the remeasurement of RBSE cash flow and reversal of provisions).

* Amounts subject to rounding.

2.7 Consolidated Income Statement

* Amounts subject to rounding.

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2016 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On June 30, 2017, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,763.3 million, 27.1% higher than the R$1,386.9 million recorded on December 2016. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

In accordance with the request by the State of Paraná, approved by the Company's Board of Directors subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement is underway, which grants, in the period from April to December 2016, a total grace period for payments and, from January to December 2017, only of the main amount, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will remain unchanged.

As of January 2017, the State of Paraná resumed the payment of monthly interest installments. However, as the Department of the Treasury has not yet agreed with such Novation and pursuant to the effective terms in the agreement, the Company retained the dividends due to the State of Paraná until obtaining said agreement. The current balance of the CRC is R $ 1,483.4 million.

Other temporary investments

The Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was terminated, removing from Dominó Holdings the significant influence over its investment in Sanepar. This occurred due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings. Given this fact, the investment of Sanepar which ceased to be classified as an affiliate and is now considered a financial asset available for sale. Accordingly, its recognition is no longer recorded under the equity method, but rather at fair value. On June 30, 2017, the balance of this account amounted to R$487.0 million, R$473.1 million of which is related to Copel’s investment in Sanepar.

* Amounts subject to rounding.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On June 30, 2017, the Company had a balance of R$463.3 million of sector financial liabilities. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$599.3 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,024.1 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$ 1,467.8 million) and (d) the gas distribution concession agreement - Compagas (R$96.0 million). On June 30, 2017, the balance of this account stood at R$4,187.2 million. For further information, please refer toNotes 10 of our Quarterly Financial Information.

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On June 30, 2017, the amount registered in this account was R$67.6 million. More details in Notes 11 to our Quarterly Financial Information.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 7.2% until June 30, 2017, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 3.8%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 1.0%, reflecting period investments in new assets.

* Amounts subject to rounding.

3.2 Balance Sheet – Assets

R$'000

Assets	Jun-17 (1)	Dec-16 (2)	Var.% (1/2)
CURRENT	**5,132,471**	**4,237,241**	**21.1**
Cash and cash equivalents	1,423,948	982,073	45.0
Bonds and securities	57,316	136,649	(58.1)
Collaterals and escrow accounts	1,656	1,294	28.0
Customers	2,364,460	2,217,355	6.6
Dividends receivable	54,685	71,758	(23.8)
CRC transferred to the State of Paraná	80,425	-	-
Account receivable related to concession	225,818	65,595	244.3
Other current receivables	391,102	306,933	27.4
Inventories	120,886	130,637	(7.5)
Income tax and social contribution	255,937	188,952	35.5
Other current recoverable taxes	84,496	67,931	24.4
Prepaid expenses	35,532	39,096	(9.1)
Related parties	36,210	28,968	25.0
NON-CURRENT	**26,766,777**	**26,051,659**	**2.7**
Long Term Assets	**8,457,278**	**8,313,032**	**1.7**
Bonds and securities	206,335	195,096	5.8
Other temporary investments	486,983	408,297	19.3
Collaterals and escrow accounts	75,728	73,074	3.6
Customers	274,791	270,786	1.5
Net sectoral financial assets	1,403,023	1,522,735	(7.9)
CRC transferred to the State of Paraná	589,001	657,603	(10.4)
Account receivable related to concession	3,961,442	3,748,335	5.7
Accounts receivable related to the concession compensation	67,633	67,401	0.3
Other non-current receivables	132,860	73,551	80.6
Income tax and social contribution	159,555	169,967	(6.1)
Deferred income tax and social contribution	821,706	814,355	0.9
Other non-current recoverable taxes	115,139	131,108	(12.2)
Prepaid expenses	20,434	25,583	(20.1)
Related parties	142,648	155,141	(8.1)
Investments	**2,513,703**	**2,344,512**	**7.2**
Property, plant and equipment, net	**9,272,610**	**8,934,303**	**3.8**
Intangible assets	**6,523,186**	**6,459,812**	**1.0**
TOTAL	31,899,248	30,288,900	5.3

* Amounts subject to rounding.

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$9,471.7 million on June 30, 2017, an increase of 7.2% compared to the R$8,837.1 million recorded in 2016, mainly due to the 6th issue of R$520.0 million in debentures from Copel Holding.

On June 30, 2017, Copel’s gross debt represented 61.8% of consolidated shareholders’ equity, which at the end of the period was R$15,315.6 million, equivalent to R$55.97 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

* Amounts subject to rounding.

Endorsements and Guarantees

At the end of June 30, 2017, the Company had R$1,492.3 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing, debentures, guarantees and endorsements, less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

¹EBITDA 12 months. / Considers equity in earnings of subsidiaries

² Not considered endorsements and guarantees.

³ Considered endorsements and guarantees.

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

* Amounts subject to rounding.

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the 2Q17, totaled R$2,572.3 million, 0.5% lower than in December 2016 (R$2,559.9 million), distributed in lawsuits of the following natures: fiscal (R$ 808.8 million), regulatory (R$788.5 million), civil (R$598.1 million), labor (R$355.2 million) and employee benefits (R$21.8 million).

* Amounts subject to rounding.

3.4 Balance Sheet – Liabilities

R$'000

Liabilities	Jun-17 (1)	Dec-16 (2)	Var.% (1/2)
CURRENT	**6,535,088**	**5,656,036**	**15.5**
Payroll, social charges and accruals	292,911	287,797	1.8
Suppliers	1,527,821	1,255,639	21.7
Income tax and social contribution payable	181,582	41,454	338.0
Other taxes due	273,416	294,994	(7.3)
Loans, financing and debentures	2,947,899	2,601,940	13.3
Minimum compulsory dividend payable	303,270	266,831	13.7
Post employment benefits	48,060	47,894	0.3
Customer charges due	143,939	141,712	1.6
Research and development and energy efficiency	195,043	231,513	(15.8)
Accounts Payable related to concession	61,800	66,210	(6.7)
Net sectorial financial liabilities	393,440	155,261	153.4
Other accounts payable	165,907	264,791	(37.3)
NON-CURRENT	**10,048,569**	**9,654,722**	**4.1**
Suppliers	36,711	36,711	-
Deferred income tax and social contribution	221,098	178,430	23.9
Other taxes due	319,484	303,146	5.4
Loans, financing and debentures	6,523,838	6,235,162	4.6
Post employment benefits	746,207	721,971	3.4
Research and development and energy efficiency	300,948	252,376	19.2
Accounts Payable related to concession	490,017	499,332	(1.9)
Net sectorial financial liabilities	69,848	123,731	(43.5)
Other accounts payable	41,348	30,525	35.5
Tax, social security, labor and civil provisions	1,299,070	1,273,338	2.0
EQUITY	**15,315,591**	**14,978,142**	**2.3**
Attributed to controlling shareholders	**15,048,731**	**14,718,098**	**2.2**
Share capital	7,910,000	7,910,000	-
Equity valuation adjustments	965,470	998,466	(3.3)
Legal reserves	792,716	792,716	-
Retained earnings	4,793,650	5,016,916	(4.5)
Accrued earnings	586,895	-	-
Attributable to non-controlling interest	**266,860**	**260,044**	**2.6**
TOTAL	31,899,248	30,288,900	5.3

* Amounts subject to rounding.

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 2Q17, Copel GeT’s operating revenue fell by 55.4%, totaling R$782.7 million, mainly due to the 87.9% decline in revenues from the "use of the main distribution and transmission grid (TUST)”, which, in 2Q16, benefited from the remeasurement of cash flow of the transmission assets related to RBSE by R$977.8 million. On the other hand, revenues from electricity sales to final customers increased by 7.5%, reflecting the adjustment to the agreements and the higher average PLD (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16).

Operating costs and expenses fell by 6.5% in 2Q17, closing the quarter at R$411.6 million, versus the R$440.4 million recorded in 2Q16. This improved performance is mainly a result of (a) the 51.6% reduction in costs with electricity purchased for resale (R$12.1 in 2Q17 vs. R$25.0 million in 2Q16), since, in 2Q17, Copel GeT had more uncontracted energy than in the same period in the previous year (386 average-MW vs. 252 average-MW in 2Q16), partially offset by the lower GSF (82.9% in 2Q17 vs. 89.2% in 2Q16), and (b) the 58% drop in expenses with provisions, mainly provisions for civil and labor lawsuits (R$7.9 million in 2Q17 vs. R$17.8 million in 2Q16) and provison for expropriation (R$0.1 million in 2Q17 vs. 4.0 million in 2Q16).

The decline in operating costs and expenses was partially offset by (a) an additional cost in the amount of R$67.0 million in the construction cost line, mainly due to the increase in the Capex of the Araraquara II – Taubaté transmission line; (b) the 12.9% increase in “charges of the main distribution and transmission grid”, due to the start-up of new transmission assets and the APR adjustment in July 2016; and (c) the 12.0% increase in “personnel and management”, as a result of the wage increase as of October 2016 and the R$1.9 million in provision for the voluntary termination of 11 employees between April and June 2017.

Equity in the earnings of investees was negative by R$20.8 million over a positive R$3.7 million in 2Q16, chiefly impacted by the negative result of R$23.0 million at the Araucária TPP and the impairment of R$31.2 million from the Bento Miguel Wind Complex. In 2Q17, Copel GeT reported net income of R$146.9 million and EBITDA of R$419.2 million.

* Amounts subject to rounding.

In the first six months of 2017, Copel GeT’s operating revenue reached R$1,856.2 million, 25.9% down from the same period in the previous year, while operating costs and expenses grew by 1.6%, totaling R$844.8 million in the period. Net income reached R$489.8 million and EBITDA totaled R$1,133.1 million, 50.1% and 38.3% down from the first half of 2016, respectively.

Copel GeT’s - Adjusted EBITDA

Excluding nonrecurring effects of the period, EBITDA Copel GeT would be 3.6% higher than recorded in same period in 2016.

4.2 Copel Distribuição

In the second quarter of 2017, Copel Distribuição’s operating revenue increased by 17.2%, reaching R$2,160.7 million, mainly due to the positive result of R$67.8 million in sector financial assets and liabilities, versus the negative R$727.3 million in 2Q16. Moreover, the operating revenue of the subsidiary was also positively impacted by the 81.9% upturn in the electricity sales to distributors revenue (R$243.8 million in 2Q17 vs. R$134.1 million in 2Q16), as a result of the higher volume of energy sold in the short term (1,016 GWh in 2Q17 vs. 642 GWh in 2Q16) and the higher average PLD (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16).

This increase was partially offset by (a) the 31.5% reduction in the revenue from electricity sales to final customers, due to the 17.3% drop in the captive market, as a result of the migration of consumers to the free market and the average 12.9% decline in tariffs as of June 24, 2016; (b) the reduction in the “fair value of assets from the indemnity for the concession" line, due to the result of the 4th Tariff Review Cycle of Copel Distribuição in June 2016, which resulted in the drop from R$113.1 million in 2Q16 to R$1.3 million in 2Q17; and (c) the 4.5% drop in revenue from the use of the main distribution and transmission grid (TUSD), explained by the result of the 4th Cycle of Periodic Tariff Review, of June 2016, which reduced TUSD by 5.16%.

* Amounts subject to rounding.

Operating costs and expenses grew by 6.6%, reaching R$2,098.1 million in 2Q17 and mainly reflecting the 24.4% increase in costs with electricity purchased for resale, mainly due to the costs generated by the greater hydrological risk of the period (GSF of 82.9% in 2Q17 compared to 89.2% in 2Q16) and the 9.4% growth in personnel and management costs, as a result of the wage increase in October 2016 and the R$5.6 million in provision for the voluntary termination of 34 employees in 2Q17.

The increase in operating costs and expenses was partially offset by (a) the 49.3% decline in charges of the main distribution and transmission grid, due to the CCEE's decision to pass on to the market the surplus of resources accumulated in the CONER account, given the prospect of a PLD increase in 2017 and the lower cost with reserve energy charge (EER); (b) the recording of R$54.4 million in provisions and reversals (versus R$106.3 million in 2Q16), of which R$24.2 million to labor lawsuits, R$22.8 million is related to allowance for doubtful accounts (PECLD) and R$7.4 million to civil and administrative, regulatory, tax and environmental lawsuits.

The financial result ended the quarter negative by R$39.4 million, versus positive R$26,1 million in 2Q16. Thus, Copel Distribuição recorded a net profit of R$7.9 million and EBITDA of R$134.9 million in 2Q17.

In the first six months of 2017, Copel Distribuição recorded net revenue of R$4,165.0 million, 6.0% up on the same period in 2016.  Operating costs and expenses fell by 3.9%, reaching R$3,980.1 million up to June 2017. Thus, the Company recorded a net profit of R$79.2 million, versus a loss of R$103.4 in the same period of 2016. EBITDA was positive by R$328.1 million, versus a negative EBITDA of R$76.0 million up to June 2016. The improvement in the figures for the first half of 2017 was chiefly due to the result of the 4th Tariff Review Cycle, the 2.0% increase in the grid market, and the lower provision balance.

In the last 12 months, the period corresponding to the 1st year after the Copel's 4th Tariff Cycle, EBITDA was R$ 520.7 million.

* Amounts subject to rounding.

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue reached R$93.1 million in 2Q17, 18.8% up, mainly reflecting the expansion of the area of operation and services to new customers. Operating costs and expenses grew by 21.9%, to R$65.9 million, mainly influenced by (a) the 48.8% increase in costs with third-party services, which are necessary to expand the area of operation; (b) the 45.3% increase in other operating costs and expenses, mainly due to higher costs with advertising and marketing; (c) the 11.3% increase in personnel and management costs, as a result of the wage increase in October 2016. Net income for the period grew by 5.9%, totaling R$15.6 million, while EBITDA increased by 12.3%, totaling R$36.9 million.

Until June 2017, Copel Telecom had posted a 15.6% increase in operating revenue in relation to the same period of 2016, totaling R$180.8 million, while operating costs and expenses reached R$131.5 million, a 17.9% increase in the period. Copel Telecom reported net income of R$27.2 million in the first half of 2017, 4.7% higher than the R$25.9 million reported in the same period of 2016, while EBITDA increased by 10.5% in the period, to R$68.4 million.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 1H17 is shown in the following table:

* Amounts subject to rounding.

5. Investment Program

The following chart shows the investment program carried out in 1H17:

* Amounts subject to rounding.

R$ million

Subsidiary / SPC	Carried 2Q17	Carried 1H17	Scheduled 2017[1] Original	Revised
Copel Geração e Transmissão	**230.3**	**503.3**	**570.3**	**1,024.5**
HPP Colíder[2]	44.5	50.9	24.1	125.3
HPP Baixo Iguaçu[2]	50.9	98.7	20.5	253.1
TL Araraquara / Taubaté	34.0	111.3	137.9	137.9
TL Foz do Chopim - Realeza	0.5	2.9	9.5	9.5
TL Assis - Londrina	11.9	24.6	20.4	20.4
TL Curitiba Leste / Blumenau	6.4	9.8	32.1	32.1
Mata de Santa Genebra Transmissão[3]	48.1	151.8	101.1	176.9
Cantareira Transmissora[2]	23.0	23.0	-	42.6
Paranaíba Transmissora[2]	-	2.1	-	2.1
Others	11.0	28.3	224.7	224.6
Copel Distribuição	**148.7**	**283.0**	**629.6**	**649.2**
Copel Telecomunicações	**62.8**	**103.0**	**164.3**	**214.3**
Copel Comercialização	**-**	**-**	**0.2**	**0.2**
Copel Renováveis	**-**	**-**	**1.5**	**1.5**
Holding	**-**	**-**	**1.6**	**1.6**
Cutia Wind Farm Complex	**200.0**	**340.0**	**638.6**	**967.5**
Other Invesment[4]	**-**	**-**	**28.8**	**18.7**
TOTAL	**641.8**	**1,229.3**	**2,034.9**	**2,877.5**

[1] Capital budget originally approved by the Board of Directors. These values do not consider appropriation due to own labor, interest and others.

[2] Planned CAPEX under review.

[3] Regarding the participation of Copel in Enterprises.

[4] Includes Voltalia São Miguel do Gostoso I Participações among others.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4.813 GWh in the 2Q17, which represents a reduction of 17.3%. This decrease was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

For more details visit the Notice to the Market - IR 19/17 (link).

* Amounts subject to rounding.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 0.5% in 2Q17, as shown in the table below:

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 8.0% between April and June 2017.

The table below breaks down energy sales by consumption segment:

* Amounts subject to rounding.

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 10,621 GWh in 2Q17, representing a decrease of 5.1% in compared 2Q16.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Number of Customers / Agreements			Energy Sold (GWh)					
	Jun-17	Jun-16	Var. %	1Q17	2Q16	Var. %	1H17	1H16	Var. %
Copel DIS									
Captive Market	4,515,938	4,456,326	1.3	4,813	5,820	(17.3)	10,149	11,837	(14.3)
Concessionaries and Licensees	6	6	-	131	172	(23.8)	257	334	(23.1)
CCEE (MCP)	-	-	-	1,006	645	56.0	1,607	1,002	60.4
Total Copel DIS	**4,515,944**	**4,456,332**	**1.3**	**5,950**	**6,637**	**(10.4)**	**12,013**	**13,173**	**(8.8)**
Copel GeT									
CCEAR (Copel DIS)	1	1	-	19	36	(47.2)	42	77	(45.5)
CCEAR (other concessionaries)	28	39	(28.2)	202	881	(77.1)	414	1,884	(78.0)
Free Customers	51	23	121.7	1,238	933	32.7	2,318	1,813	27.9
Bilateral Agreements [1]	32	16	100.0	1,841	1,827	0.8	3,510	3,859	(9.0)
CCEE (MCP) [2]	-	-	-	864	574	50.5	1,725	883	95.4
Total Copel GeT	**112**	**79**	**41.8**	**4,164**	**4,251**	**(2.0)**	**8,009**	**8,516**	**(6.0)**
Wind Farms Complex									
CCEAR (other concessionaries)	112	112	-	209	209	-	416	418	(0.5)
CER	3	3	-	89	89	-	177	178	(0.6)
Total Wind Farm Complex	**115**	**115**	**-**	**298**	**298**	**-**	**593**	**596**	**(0.5)**
Copel Comercialização									
Free Customers	75	-	-	159	-	-	257	-	-
Bilateral Agreements	12	-	-	50	-	-	102	-	
Total Copel Comercialização	**142**	**-**	**-**	**209**	**-**	**-**	**359**	**-**	**-**
Total Copel Consolidated	**4,516,313**	**4,456,526**	**1.3**	**10,621**	**11,186**	**(5.1)**	**20,974**	**22,285**	**(5.9)**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, does not consider the impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

* Amounts subject to rounding.

6.5 Energy Flow

Energy Flow – Copel Dis

Energy Flow – Copel GeT

* Amounts subject to rounding.

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

* Amounts subject to rounding.

Consolidated Energy Flow (1H17)

GWh
Own Generation
10,300 41.0%
Purchased energy
14,818 59.0%
CCEAR: 5,656
Itaipu: 2,945
Dona Francisca: 70
CCEE (MCP): -
Angra: 508
CCGF: 3,608
MRE: 838
Elejor: 588
Proinfa: 245
Others¹: 360
Total Available Power
25,118
Captive Market
10,149 40.4%
Concessionaires
257 1.0%
Free Customers
2,575 10.3%
Supplied Energy
10,494 41.8%
Bilateral Agreements: 3,612
CCEAR: 872
CER: 177
CCEE (MCP): 3,333
MRE: 2,500
Losses and Differences
1,643 6.5%
Basic network losses: 347
Distribution losses: 1,127
CG Contracts: 169

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[1]Other: Energy purchased by Copel Comercialização

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

* Amounts subject to rounding.

R$ / MWh

Tariff*	Amount Average MW	Jun-17 (1)	Mar-17 (2)	Jun-16 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	638.8	216.97	198.22	187.89	9.5	15.5
Auction – CCEAR 2010 – H30	64.1	211.39	210.71	195.43	0.3	8.2
Auction – CCEAR 2010 – T15 [2]	65.0	129.36	217.35	170.90	(40.5)	(24.3)
Auction – CCEAR 2011 – H30	53.1	219.94	217.59	203.83	1.1	7.9
Auction – CCEAR 2011 – T15 [2]	54.2	190.57	189.55	202.85	0.5	(6.1)
Auction – CCEAR 2012 – T15 [2]	115.4	223.17	236.84	208.88	(5.8)	6.8
Auction – CCEAR 2014 - 2019 [3]	109.0	144.29	139.64	138.39	3.3	4.3
Auction – CCEAR 2014 - 2019 [4]	35.7	333.18	320.12	320.12	4.1	4.1
Auction 2014 - 36M	-	-	-	176.64	-	-
Auction 2016 - T20[2]	25.3	160.83	155.62	143.71	3.3	11.9
Angra	116.8	229.71	222.30	204.39	3.3	12.4
CCGF [5]	835.7	60.16	56.48	60.49	6.5	(0.6)
Santo Antônio	133.6	136.12	134.99	126.16	0.8	7.9
Jirau	155.6	119.73	118.73	110.97	0.8	7.9
Others Auctions [6]	380.8	166.20	174.33	201.15	(4.7)	(17.4)
Bilaterals	135.4	240.53	232.69	232.69	3.4	3.4
Total / Tariff Average Supply	**2,918.5**	**154.11**	**152.67**	**157.74**	**0.9**	**(2.3)**

[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.
With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

* Amounts subject to rounding.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 26,816. In June 2017 the Company’s capital was as follows:

Common
58.6%
0.2%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
0.2%
21.2%
78.6%
BNDESPAR
Free Floating
Other

Total
0.2%
31.0%
44.2%
0.6%
24.0%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

* Amounts subject to rounding.

7.2 Stock Performance

From January to June 2017, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 45.0% of the Company’s capital. At the end of June 2017, the market value of Copel considering the prices of all markets was R$5,904.6 million.

Out of the 58 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.25% of the portfolio, with a Beta index of 1.2.

Copel also accounted for 5.5% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 0.8%.

Copel’s common and class B preferred shares closed the period at R$19.00 and R$24.53, with a negative variation of 0.4% and 10.3% respectively. In the same period the Ibovespa had positive change of 4.4%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 98.0% of the trading sessions and closed the period at US$7.34, with a negative variation of 13.4%. Over this period, the Dow Jones Index positive by 8.0%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 76% of the trading sessions and closed the period at €7.77, with a negative variation of 3.8%. In the same period the Latibex All Shares index had negative growth of 0.7%.

The table below summarizes Copel’s share prices in 2H17.

* Amounts subject to rounding.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share		
					Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC[1]	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC[1]	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC[1]	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends[1]	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC[1]	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends[1]	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	2016			506,213	1.76466	2.89050	1.94342
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	until 12/31/2017	223,266	0.77927	-	0.85932

[1] In advance

* Amounts subject to rounding.

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 2H17.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

* Amounts subject to rounding.

In addition, Copel GeT operates one plants under the quota system, as shown below:

With respect to the Rio dos Patos facility, its operation has been suspended since September 2014 as a result of a flood damage occured in July of that same year.  We are currently in charge of the facility on a temporary basis, awaiting the decision of the MME on Aneel's recommendation for the extinction of the Rio dos Patos without the reversion of the assets to the granting power.

In view of this scenario, awaiting  the confirmation by MME, Copel is carrying out the pertinent analyzes regarding the best use to be made of the assets of this plant, as well as the necessary actions in case of reversion of the assets to Copel.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 453.6 GWh in 2H17, as shown in the following chart:

* Amounts subject to rounding.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex were connected to the National Interconnected System (SIN). The Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011.

* Amounts subject to rounding.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Colíder Hydroelectric Power Plant

In July 2010, Copel won the Aneel auction for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant, in the Teles Pires river, in the state of Mato Grosso. The Colíder HPP will have an installed capacity of 300.0 MW and is located between the cities of Nova Canaã do Norte and Itaúba, with the cities of Colíder and Cláudia also being served by the future unit. The construction of the plant began in 2011 and around 93% of the works are complete. The dam, the spillway, the water supply and the powerhouse are concluded. The equipment manufacturing and the electromechanical assemblies of the plant are in progress, and the Generating Unit 01 is in its final assembly phase, and the works of deployment of the 64 km long transmission line, which will connect the To the Cláudia substation, are in fast pace.

As a result of force majeure and government acts during the implementation of the Colíder HPP, Copel Geração e Transmissão requested with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT honored the Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using uncontracted energy surplus from its other plants.

In October 2015, the Regional Federal Appellate Court of the 1st Region granted Copel GeT a preliminary relief exempting it from fines, penalties, charges and other burdens until the waiver of responsibility request is settled with ANEEL. The request was denied in June 2016, so Copel GeT filed an administrative appeal at Aneel, requesting the reconsideration of the ruling.

In March 2017, Aneel denied the administrative appeal of Copel GeT, but Copel submitted Aneel's ruling to the Regional Federal Court of the 1st Region, questioning the decision given that, from Copel's point of view, Aneel had not depleted the analysis of the request for reconsideration. The Court Judge of Appeals Souza Prudente complied with Copel's request and ruled in favor of maintaining the effects of the preliminary protection issued in October 2015. Finally, in early July 2017, Aneel tried and definitively denied Copel's lawsuit. However, considering the reasons that impacted the plant’s scheduled startup - force majeure and government acts during the implementation of the project - Copel will forward the matter to the Judiciary.

* Amounts subject to rounding.

The first generating unit’s startup is scheduled for April 2018, while the third and final generating unit is scheduled to go into operation in August 2018.

From a total assured power of 178.9 average-MW, established by MME (Ministry of Mines and Energy) Ordinance 213 of July 14, 2017, 125.0 average-MW are committed under a 30-year agreement, for the price of R$103.40/MWh, as of July 1, 2010 (annually adjusted by the IPCA consumer price index). The remaining 53.1 average-MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market.

In addition, on February, 2017, the Energy Trading Chamber - CCEE announced the result of the processing of the new statements, backdating to 2016, for the MCSD of New Energy from July to December 2016. Copel GeT participated in the reduction offer of the Electric Power Trading Agreements in the Regulated Environment - CCEARs (Contratos de Comercialização de Energia no Ambiente Regulado) of the HPP Colíder, obtaining the reduction of the agreements in its entirety (average of 125 MW) from July 2016.

It should be noted that due to the preliminary protection issued by the TRF of the 1st Region, in October 2015, Copel GeT was already relieved to deliver the energy of the CCEARs in that period.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Baixo Iguaçu Consortium (CEBI). The purpose of the consortium is to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with an installed capacity of 350.20 MW, located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.3 billion, the first unit of the plant is expected to start operating in November 2018. The work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas.

* Amounts subject to rounding.

The beginning of the commercial generation of unit 1 is currently expected for the end of November 2018, and of units 2 and 3 for December 2018 and January 2019, respectively. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

At the construction site, the works are following the schedule established when the work was resumed. The assembly activities of the powerhouses and the spillway are fully in progress, as are the social and environmental programs

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 314.5 MW, as follows:

* Amounts subject to rounding.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,813 km of transmission lines and 4 substations and will generate APR of R$298.9 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

* Amounts subject to rounding.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

* Amounts subject to rounding.

Operating Data

In the distribution business, Copel serves more than 4.5 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In June 2017, the total length of compact-design distribution lines in operation was 9,211 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed June 2017 at 16,789 km.

* Amounts subject to rounding.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In June 2017, the backbone cable network extended for 10,140 km and the access network extended for 21.051 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

* Amounts subject to rounding.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0% Andrade Gutierrez - 51.0%
Cia. de Saneamento do Paraná - Sanepar	Sanitation	COPEL - 8.8% State of Paraná - 29.9% Other - 61.3%
Companhia Paranaense de Gás - Compagás	Gas	COPEL - 51.0% Mitsui Gás - 24.5% Gaspetro - 24.5%
Paraná Gás Exploração e Produção S.A [1]	Oil and natural gas	COPEL - 30.0% Petra Energia - 30.0% Bayar Participações -30.0% Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0% Município de Londrina - 44.4% Banco Itauleasing S.A. - 7.1% Outros - 3.5%
Carbocampel S.A.	Coal mining	COPEL - 49.0% Carbonífera Cambuí - 51.0%
Copel Amec Ltda ***in liquidation***	Services	COPEL - 48.0% Amec - 47.5% Lactec - 4.5%

[1] More information in item 8.6

* Amounts subject to rounding.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 323.0 MW of installed capacity to the Company's portfolio.

Copel, in partnership with the companies Brennand, Minas PCH and Silea, is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another four (4) hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

* Amounts subject to rounding.

Oil and Gas Exploration and Production (Paraná Gás Exploração e Produção S.A)

 On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking". The effects of this agreement on a concession and future actions are under evaluation by the Company.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2Q17 at 8,453 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of June, Copel Distribuição had 4,515,938 customers, representing a consumer-to-employee ratio of 763. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 17 employees, respectively.

* Amounts subject to rounding.

9.2 Main Operational Indicators

* Amounts subject to rounding.

9.3 Conference Call 2Q17 Results

Information about 2Q17 Results Conference Call:

>        Friday, Augusto 11, 2017, at 15:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* Amounts subject to rounding.

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	1H17	1H16
Cash flows from operating activities		
Net income for the period	**568,251**	**1,094,649**
Adjustments to reconcile net income with the cash provided by operating activities	**1,248,407**	**1,601,140**
Depreciation and Amortization	367,194	352,747
Unrealized monetary and exchange variations, net	494,207	337,278
Remuneration of accounts receivable related to the concession	(41,103)	(69,530)
Sectoral assets and liabilities result	80,184	1,254,487
Interest - bonus from the grant	(42,359)	(56,895)
Gain on remeasurement of the cash flow from the RBSE assets	(280,829)	(977,777)
Result of the renegotiation of the hydrological risk	-	(7,486)
Equity in earnings of subsidiaries	(82,998)	(65,608)
Income Tax and Social Contribution	326,114	579,128
Deferred Income Tax and Social Contribution	33,506	(24,163)
Net operational provisions and reversals	197,225	56,816
Appropriation of actuarial calculation of post-employment benefits	48,215	64,424
Appropriation of pension and healthcare contribution	72,939	66,957
Provision for research and development and energy efficiency	53,885	48,507
Write off of intangible assets related to concession - goodwill	16	52
Write off of property, plant, and equipment	3,168	22,239
Write off of intangible assets	19,043	19,964
Decrese (increase) in assets	**(156,585)**	**1,052,354**
Increase (reduction) of liabilities	**20,141**	**(1,425,266)**
Income tax and social contribution paid	(185,986)	(729,125)
Charges on loans and financing paid	(175,304)	(172,767)
Charges paid debentures	(283,144)	(337,524)
Net cash generated by operating activities	**1,035,780**	**1,083,461**
Cash flows from investing activities		
Bonds and securities	(8,280)	(62,237)
Loans to related parties	(5,145)	-
Receipt of loans to related parties	12,493	5,112
Additions in investments	(176,841)	(289,875)
Reduction of capital in investees	73,361	-
Additions to property, plant, and equipment	(564,075)	(603,887)
Financial participation of the consumer - property, plant and equipment	-	40
Additions to intangible	(348,077)	(411,744)
Customer contributions	53,056	54,682
Net cash generated (used) by investing activities	**(963,508)**	**(1,307,909)**
Cash flows from financing activities		
Loans and financing obtained	691,378	24,854
Debentures Issued	522,521	23,532
Amortization of principal amounts of loans and financing	(275,178)	(93,089)
Amortization of principal amounts of debentures	(371,238)	(29,672)
Dividends and interest on own capital paid	(197,880)	(353,587)
Net cash used by financing activities	**369,603**	**(427,962)**
Increase (decrease) in cash and cash equivalents	**441,875**	**(652,410)**
Cash and cash equivalents at the beginning of the year	982,073	1,480,727
Cash and cash equivalents at the end of the year	1,423,948	828,317
Variation in cash and cash equivalents	**441,875**	**(652,410)**

* Amounts subject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

* Amounts subject to rounding.

Income Statement – Copel Distribuição

* Amounts subject to rounding.

Income Statement– Copel Telecomunicações

Income Statement	2Q17 (1)	1Q17 (2)	2Q16 (3)	Var.% (1/3)	1H17 (4)	1H16 (5)	Var.% (4/5)
NET OPERATING REVENUES	**93,124**	**87,691**	**78,376**	**18.8**	**180,815**	**156,461**	15.6
Revenues from telecommunications	83,249	78,170	69,117	20.4	161,419	138,926	16.2
Other operating revenues	9,875	9,521	9,259	6.7	19,396	17,535	10.6
OPERATING COSTS AND EXPENSES	**(65,934)**	**(65,528)**	**(54,078)**	**21.9**	**(131,462)**	**(111,524)**	**17.9**
Personnel and management	(24,971)	(25,357)	(22,441)	11.3	(50,328)	(43,233)	16.4
Pension and healthcare plans	(3,600)	(3,744)	(4,613)	(22.0)	(7,344)	(9,427)	(22.1)
Materials and supplies	(604)	(568)	(687)	(12.1)	(1,172)	(1,042)	12.5
Third-party services	(15,678)	(14,707)	(10,537)	48.8	(30,385)	(20,614)	47.4
Depreciation and amortization	(9,699)	(9,299)	(8,544)	13.5	(18,998)	(16,940)	12.1
Provisions and reversals	(3,367)	(2,709)	(1,741)	93.4	(6,076)	(6,977)	(12.9)
Other cost and expenses	(8,015)	(9,144)	(5,515)	45.3	(17,159)	(13,291)	29.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**27,190**	**22,163**	**24,298**	**11.9**	**49,353**	**44,937**	**9.8**
FINANCIAL RESULTS	**(3,816)**	**(5,056)**	**(2,337)**	**-**	**(8,872)**	**(6,306)**	**40.7**
Income tax and social contribution on profit	1,923	2,616	4,314	(55.4)	4,539	8,918	(49.1)
Deferred income tax and social contribution on profit	(5,739)	(7,672)	(6,651)	(13.7)	(13,411)	(15,224)	(11.9)
OPERATIONAL EXPENSES / INCOME	**23,374**	**17,107**	**21,961**	**6.4**	**40,481**	**38,631**	**4.8**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(7,727)**	**(5,588)**	**(7,191)**	**7.5**	**(13,315)**	**(12,692)**	**4.9**
Income tax and social contribution on profit	(8,441)	(7,541)	(6,772)	24.7	(15,982)	(14,970)	6.8
Deferred income tax and social contribution on profit	714	1,953	(419)	-	2,667	2,278	17.1
NET INCOME (LOSS)	**15,647**	**11,519**	**14,770**	**5.9**	**27,166**	**25,939**	**4.7**
EBITDA	**36,889**	**31,462**	**32,842**	**12.3**	**68,351**	**61,877**	**10.5**

* Amounts subject to rounding.

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000

Assets - Jun-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1,035,435**	**2,813,904**	**82,785**	**154,967**	**71,632**	**102,129**	**302,372**	**805,423**	**(236,176)**	**5,132,471**
Cash and cash equivalents	345,946	288,700	6,830	61,442	33,890	21,212	193,448	472,480	-	1,423,948
Bonds and securities	223	-	-	-	-	55,798	1,205	90	-	57,316
Collaterals and escrow accounts	-	1,381	-	146	-	-	-	129	-	1,656
Customers	258,021	1,943,529	46,502	81,436	23,931	-	60,246	-	(49,205)	2,364,460
Dividends receivable	59,821	-	-	-	-	-	7,377	54,742	(67,255)	54,685
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	80,425	-	80,425
Account receivable related to concession	225,818	-	-	-	-	-	-	-	-	225,818
Other current receivables	71,106	278,963	4,547	8,745	4,363	13,560	7,160	8,741	(6,083)	391,102
Inventories	28,354	81,975	8,135	2,422	-	-	-	-	-	120,886
Income tax and social contribution	27,466	139,892	10,843	507	-	8,021	8,320	60,888	-	255,937
Other current recoverable taxes	11,177	61,164	5,916	-	-	3,538	2,434	267	-	84,496
Prepaid expenses	7,503	18,300	12	269	9,448	-	-	-	-	35,532
Related parties	-	-	-	-	-	-	22,182	127,661	(113,633)	36,210
NON-CURRENT	**13,889,872**	**7,520,714**	**853,715**	**439,194**	**616,038**	**362,854**	**2,641,112**	**16,918,236**	**(16,474,958)**	**26,766,777**
Long Term Assets	**3,687,644**	**1,884,196**	**84,110**	**220,782**	**33,083**	**57,171**	**222,977**	**2,403,966**	**(136,651)**	**8,457,278**
Bonds and securities	96,922	972	-	6,945	-	-	101,496	-	-	206,335
Other temporary investments	-	-	-	-	-	-	73,361	413,622	-	486,983
Collaterals and escrow accounts	-	75,728	-	-	-	-	-	-	-	75,728
Customers	111,953	120,472	42,366	-	-	-	-	-	-	274,791
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,403,023	-	1,403,023
Judicial deposits	90,376	333,566	11,784	2,103	78	10,813	373	139,908	-	589,001
Account receivable related to concession	3,229,439	636,020	-	95,983	-	-	-	-	-	3,961,442
Accounts receivable related to the concession extension	67,633	-	-	-	-	-	-	-	-	67,633
Other receivables	16,482	46,552	90	69,736	-	-	-	-	-	132,860
Income tax and social contribution	622	16,662	-	-	-	-	-	142,271	-	159,555
Deferred income tax and social contribution	-	597,233	20,768	45,883	25,424	46,358	-	86,040	-	821,706
Other recoverable taxes	61,496	44,499	9,102	-	-	-	27	15	-	115,139
Prepaid Expenses	12,721	-	-	132	7,581	-	-	-	-	20,434
Receivables from subsidiaries	-	12,492	-	-	-	-	47,720	219,087	(136,651)	142,648
Investments	**4,018,301**	**1,362**	**-**	**-**	**-**	**9,562**	**688,365**	**14,509,869**	**(16,713,756)**	**2,513,703**
Property, Plant and Equipment, net	**6,089,328**	**-**	**751,907**	**-**	**405,913**	**295,920**	**1,728,750**	**792**	**-**	**9,272,610**
Intangible Assets	**94,599**	**5,635,156**	**17,698**	**218,412**	**177,042**	**201**	**1,020**	**3,609**	**375,449**	**6,523,186**
TOTAL	**14,925,307**	**10,334,618**	**936,500**	**594,161**	**687,670**	**464,983**	**2,943,484**	**17,723,659**	**(16,711,134)**	**31,899,248**

[1] Wind Farms, Copel Renováveis and Copel Comercialização

 Amounts subject to rounding.

R$'000

Assets - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**700,532**	**2,588,602**	**89,471**	**135,292**	**76,231**	**162,814**	**474,157**	**698,488**	**(688,346)**	**4,237,241**
Cash and cash equivalents	125,165	330,810	12,651	35,309	38,483	19,644	373,915	46,096	-	982,073
Bonds and securities	13,301	-	-	-	-	122,043	1,156	149	-	136,649
Collaterals and escrow accounts	-	1,056	-	110	-	-	-	128	-	1,294
Customers	298,189	1,783,081	45,948	78,292	24,362	-	46,524	-	(59,041)	2,217,355
Dividends receivable	66,178	-	-	-	-	-	10,559	485,263	(490,242)	71,758
Account receivable related to concession	65,595	-	-	-	-	-	-	-	-	65,595
Other current receivables	66,821	192,465	3,674	17,452	4,174	11,086	6,538	8,736	(4,013)	306,933
Inventories	28,182	90,591	9,003	2,861	-	-	-	-	-	130,637
Income tax and social contribution	5,169	115,908	12,536	830	-	7,873	4,737	41,899	-	188,952
Other current recoverable taxes	4,444	54,749	5,608	-	-	2,168	765	197	-	67,931
Prepaid expenses	9,506	19,889	51	438	9,212	-	-	-	-	39,096
Related parties	17,982	53	-	-	-	-	29,963	116,020	(135,050)	28,968
NON-CURRENT	**13,354,784**	**7,496,853**	**767,039**	**391,185**	**632,457**	**366,437**	**2,339,326**	**16,476,008**	**(15,772,430)**	**26,051,659**
Long Term Assets	**3,503,258**	**1,982,110**	**79,853**	**152,676**	**35,700**	**49,123**	**141,104**	**2,506,318**	**(137,110)**	**8,313,032**
Bonds and securities	92,817	1,467	-	6,636	-	-	94,176	-	-	195,096
Other temporary investments	-	-	-	-	-	-	-	408,297	-	408,297
Collaterals and escrow accounts	-	73,074	-	-	-	-	-	-	-	73,074
Customers	111,953	117,459	41,374	-	-	-	-	-	-	270,786
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,522,735	-	1,522,735
Judicial deposits	76,822	410,737	10,815	2,159	78	2,765	295	153,932	-	657,603
Account receivable related to concession	3,050,151	614,806	-	83,378	-	-	-	-	-	3,748,335
Accounts receivable related to the concession extension	67,401	-	-	-	-	-	-	-	-	67,401
Other receivables	15,185	47,087	90	11,189	-	-	-	-	-	73,551
Income tax and social contribution	608	16,143	-	-	-	-	-	153,216	-	169,967
Deferred income tax and social contribution	-	627,179	18,101	49,181	26,074	46,358	-	47,462	-	814,355
Other recoverable taxes	72,419	49,174	9,473	-	-	-	27	15	-	131,108
Prepaid Expenses	15,902	-	-	133	9,548	-	-	-	-	25,583
Receivables from subsidiaries	-	24,984	-	-	-	-	46,606	220,661	(137,110)	155,141
Investments	**3,725,818**	**1,362**	**-**	**-**	**-**	**9,562**	**680,331**	**13,965,892**	**(16,038,453)**	**2,344,512**
Property, Plant and Equipment, net	**6,026,605**	**-**	**667,443**	**-**	**414,840**	**307,504**	**1,517,281**	**630**	**-**	**8,934,303**
Intangible Assets	**99,103**	**5,513,381**	**19,743**	**238,509**	**181,917**	**248**	**610**	**3,168**	**403,133**	**6,459,812**
TOTAL	**14,055,316**	**10,085,455**	**856,510**	**526,477**	**708,688**	**529,251**	**2,813,483**	**17,174,496**	**(16,460,776)**	**30,288,900**

[1] Wind Farms, Copel Renováveis and Copel Comercialização

 Amounts subject to rounding.

R$'000

Liabilities - Jun-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1,808,053**	**2,805,964**	**221,127**	**226,172**	**134,072**	**44,353**	**433,639**	**1,097,367**	**(235,659)**	**6,535,088**
Social charges and accruals	71,941	177,088	23,158	5,709	341	275	5,889	8,510	-	292,911
Associated companies and parent company	-	-	89,956	-	-	-	23,653	5	(113,614)	-
Suppliers	132,079	855,860	56,679	185,858	3,371	12,785	331,521	3,675	(54,007)	1,527,821
Income Tax and Social Contribution payable	150,197	-	3,969	1,545	22,328	-	3,543	-	-	181,582
Other taxes	77,462	177,159	6,396	7,009	2,064	567	2,464	295	-	273,416
Loans and financing	723,633	261,852	5,940	-	-	-	28,946	444,649	(783)	1,464,237
Debentures	494,957	557,992	2,751	25,077	40,488	-	20,044	342,353	-	1,483,662
Dividends payable	-	-	28,910	-	-	30,718	13,772	297,125	(67,255)	303,270
Post employment benefits	12,038	33,932	1,860	-	-	-	39	191	-	48,060
Customer charges due	7,146	136,793	-	-	-	-	-	-	-	143,939
Research and development and energy efficiency	55,099	133,138	-	-	6,806	-	-	-	-	195,043
Payables related to concession	4,228	-	-	-	57,572	-	-	-	-	61,800
Sectorial financial liabilities	-	393,440	-	-	-	-	-	-	-	393,440
Other accounts payable	79,273	78,710	1,508	974	1,102	8	3,768	564	-	165,907
NON-CURRENT	**4,610,458**	**2,551,108**	**242,052**	**45,345**	**457,442**	**21,050**	**697,144**	**1,577,561**	**(153,591)**	**10,048,569**
Associated companies and parent company	-	-	-	-	-	-	49,022	-	(49,022)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and social contribution	216,267	-	-	-	-	-	4,831	-	-	221,098
Tax liabilities	181,127	124,460	7,696	-	464	3,117	382	2,238	-	319,484
Loans and financing	1,691,736	522,087	13,263	-	-	-	344,379	559,852	(88,148)	3,043,169
Debentures	1,654,276	493,549	174,151	29,936	10,179	-	268,397	850,181	-	3,480,669
Post-employment benefits	206,504	495,749	31,635	4,826	-	-	3,811	3,682	-	746,207
Research and development and energy efficiency	60,789	222,226	-	-	-	17,933	-	-	-	300,948
Payables related to the concession	43,218	-	-	-	446,799	-	-	-	-	490,017
Sectorial financial liabilities	-	69,848	-	-	-	-	-	-	-	69,848
Other payables	21,310	-	-	10,350	-	-	26,109	-	(16,421)	41,348
Tax, social security, labor and civil provisions	498,520	623,189	15,307	233	-	-	213	161,608	-	1,299,070
EQUITY	**8,506,796**	**4,977,546**	**473,321**	**322,644**	**96,156**	**399,580**	**1,812,701**	**15,048,731**	**(16,321,884)**	**15,315,591**
Attributable to controlling shareholders	**8,506,796**	**4,977,546**	**473,321**	**322,644**	**96,156**	**399,580**	**1,812,701**	**15,048,731**	**(16,588,744)**	**15,048,731**
Capital	5,459,598	4,746,053	316,098	220,966	35,503	707,440	747,375	7,910,000	(12,233,033)	7,910,000
Advance for Future Capital Increase	-	-	-	-	-	-	1,838,392	-	(1,838,392)	-
Equity valuation adjustments	918,206	31,271	6,058	(406)	256	-	(1,338)	965,470	(954,047)	965,470
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,776	792,716	(600,009)	792,716
Retained earnings	1,174,739	-	106,387	56,429	-	-	38,832	4,793,650	(1,376,387)	4,793,650
Additional proposed dividends	-	-	-	-	-	-	15,883	-	(15,883)	-
Accrued earnings (losses)	526,358	79,235	27,166	23,016	53,297	(307,860)	(830,219)	586,895	429,007	586,895
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	**266,860**	**266,860**
TOTAL	**14,925,307**	**10,334,618**	**936,500**	**594,161**	**687,670**	**464,983**	**2,943,484**	**17,723,659**	**(16,711,134)**	**31,899,248**

[1] Wind Farms, Copel Renováveis and Copel Participações

 Amounts subject to rounding.

R$'000

Liabilities - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1,708,931**	**2,740,992**	**172,651**	**180,133**	**142,222**	**62,253**	**268,120**	**1,069,839**	**(689,105)**	**5,656,036**
Social charges and accruals	71,249	178,348	21,159	6,529	259	261	4,419	5,573	-	287,797
Associated companies and parent company	-	135	85,490	-	-	-	49,351	-	(134,976)	-
Suppliers	136,139	867,410	15,753	136,869	3,193	30,494	126,607	2,225	(63,051)	1,255,639
Income Tax and Social Contribution payable	18,329	-	-	6,438	14,453	-	2,234	-	-	41,454
Other taxes	124,805	145,664	9,482	6,938	2,039	770	4,884	412	-	294,994
Loans and financing	684,078	299,299	5,932	-	-	-	28,981	453,288	(836)	1,470,742
Debentures	170,923	524,036	2,764	21,826	40,488	-	20,013	351,148	-	1,131,198
Dividends payable	261,685	149,500	28,910	1,176	12,281	30,718	16,377	256,426	(490,242)	266,831
Post employment benefits	12,156	33,649	1,868	-	-	-	33	188	-	47,894
Customer charges due	6,379	135,333	-	-	-	-	-	-	-	141,712
Research and development and energy efficiency	64,409	160,947	-	-	6,157	-	-	-	-	231,513
Payables related to concession	4,107	-	-	-	62,103	-	-	-	-	66,210
Sectorial financial liabilities	-	155,261	-	-	-	-	-	-	-	155,261
Other accounts payable	154,672	91,410	1,293	357	1,249	10	15,221	579	-	264,791
NON-CURRENT	**4,379,635**	**2,538,482**	**237,704**	**46,716**	**486,765**	**20,422**	**703,229**	**1,386,559**	**(144,790)**	**9,654,722**
Associated companies and parent company	-	-	-	-	-	-	46,685	-	(46,685)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and social contribution	175,265	-	-	-	-	-	3,165	-	-	178,430
Tax liabilities	173,483	117,054	7,389	-	-	2,841	304	2,075	-	303,146
Loans and financing	1,228,746	502,161	16,094	-	-	-	356,147	562,072	(89,669)	2,575,551
Debentures	1,984,421	492,188	171,420	39,960	30,496	-	275,175	665,951	-	3,659,611
Post-employment benefits	199,495	480,246	30,313	4,826	-	-	3,574	3,517	-	721,971
Research and development and energy efficiency	50,995	183,800	-	-	-	17,581	-	-	-	252,376
Payables related to the concession	43,063	-	-	-	456,269	-	-	-	-	499,332
Sectorial financial liabilities	-	123,731	-	-	-	-	-	-	-	123,731
Other payables	20,579	-	-	257	-	-	18,125	-	(8,436)	30,525
Tax, social security, labor and civil provisions	466,877	639,302	12,488	1,673	-	-	54	152,944	-	1,273,338
EQUITY	**7,966,750**	**4,805,981**	**446,155**	**299,628**	**79,701**	**446,576**	**1,842,134**	**14,718,098**	**(15,626,881)**	**14,978,142**
Attributable to controlling shareholders	**7,966,750**	**4,805,981**	**446,155**	**299,628**	**79,701**	**446,576**	**1,842,134**	**14,718,098**	**(15,886,925)**	**14,718,098**
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	905,376	7,910,000	(10,792,121)	7,910,000
Advance for Future Capital Increase	979,500	498,000	-	-	-	-	1,566,180	-	(3,043,680)	-
Equity valuation adjustments	954,718	31,270	6,058	(406)	256	-	(1,338)	998,466	(990,558)	998,466
Legal Reserves	427,895	99,870	17,612	22,639	7,100	-	3,848	792,716	(578,964)	792,716
Retained eamigs	1,174,739	-	106,388	56,429	-	-	38,831	5,016,916	(1,376,387)	5,016,916
Additional proposed dividends	-	-	-	-	36,842	-	16,711	-	(53,553)	-
Accrued earnings (losses)	-	-	-	-	-	(260,864)	(687,474)	-	948,338	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	**260,044**	**260,044**
TOTAL	**14,055,316**	**10,085,455**	**856,510**	**526,477**	**708,688**	**529,251**	**2,813,483**	**17,174,496**	**(16,460,776)**	**30,288,900**

[1] Wind Farms, Copel Renováveis and Copel Participações

 Amounts subject to rounding.

Income Statement by Company

R$'000

Income Statement 2Q17	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission									
NET OPERATING INCOME	**646,867**	**135,827**	**2,160,696**	**93,124**	**126,005**	**73,989**	**-**	**78,606**	**-**	**(141,885)**	**3,173,229**
Electricity sales to final customers	157,081	-	915,180	-	-	-	-	20,228	-	(766)	1,091,723
Electricity sales to distributors	480,577	-	243,880	-	-	73,989	-	58,261	-	(82,877)	773,830
Use of the main distribution and transmission grid (TUSD/ TUST)	-	126,538	733,537	-	-	-	-	-	-	(27,689)	832,386
Construction revenue	-	6,693	165,402	-	3,315	-	-	-	-	-	175,410
Fair value of assets from the indemnity for the concession	-	-	1,303	-	(2,187)	-	-	-	-	-	(884)
Telecommunications	-	-	-	83,249	-	-	-	-	-	(8,024)	75,225
Distribution of piped gas	-	-	-	-	124,877	-	-	-	-	-	124,877
Sectoral assets and liabilities result	-	-	67,793	-	-	-	-	-	-	-	67,793
Other operating revenues	9,209	2,596	33,601	9,875	-	-	-	117	-	(22,529)	32,869
OPERATING COSTS AND EXPENSES	**(280,714)**	**(130,866)**	**(2,098,082)**	**(65,934)**	**(108,339)**	**(22,669)**	**(23,507)**	**(113,598)**	**(10,973)**	**155,298**	**(2,699,384)**
Energy purchased for resale	(12,087)	-	(1,360,959)	-	-	(6,602)	-	(42,398)	-	83,576	(1,338,470)
Charges of the main distribution and transmission grid	(73,375)	-	(81,680)	-	-	(2,875)	(5,911)	(3,829)	-	27,491	(140,179)
Personnel and management	(43,874)	(28,836)	(191,724)	(24,971)	(7,767)	(924)	(630)	(8,701)	(11,715)	-	(319,142)
Private pension and health plans	(8,610)	(5,583)	(37,528)	(3,600)	(728)	(23)	(84)	(833)	(1,027)	-	(58,016)
Materials	(3,047)	(1,195)	(13,643)	(604)	(556)	(114)	(101)	(76)	(252)	-	(19,588)
Raw material and supplies - energy production	(7,680)	-	-	-	-	-	(747)	-	-	-	(8,427)
Natural gas and supplies for gas business	-	-	-	-	(87,496)	-	-	-	-	-	(87,496)
Third-party services	(20,925)	(6,042)	(88,782)	(15,678)	(5,693)	(3,006)	(9,464)	(4,679)	(3,920)	28,513	(129,676)
Depreciation and amortization	(67,668)	(1,191)	(72,262)	(9,699)	(7,249)	(6,825)	(5,983)	(12,940)	(299)	-	(184,116)
Provisions and reversals	3,359	(10,797)	(54,395)	(3,367)	(364)	-	-	(44,726)	(1,650)	13,414	(98,526)
Construction cost	-	(73,653)	(165,402)	-	(3,315)	-	-	-	-	-	(242,370)
Other operating costs and expenses	(46,807)	(3,569)	(31,707)	(8,015)	4,829	(2,300)	(587)	4,584	7,890	2,304	(73,378)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(65,473)**	**44,664**	**-**	**-**	**-**	**-**	**-**	**(31,948)**	**189,702**	**(87,660)**	**49,285**
OPERATIONAL EXPENSES / INCOME	**300,680**	**49,625**	**62,614**	**27,190**	**17,666**	**51,320**	**(23,507)**	**(66,940)**	**178,729**	**(74,247)**	**523,130**
FINANCIAL RESULTS	**(106,953)**	**(11,687)**	**(39,371)**	**(3,816)**	**(674)**	**(617)**	**546**	**(34,789)**	**(64,880)**	**-**	**(262,241)**
Income tax and social contribution on profit	8,565	3,724	75,522	1,923	1,223	14,653	791	681	30,643	(2,496)	135,229
Deferred income tax and social contribution on profit	(115,518)	(15,411)	(114,893)	(5,739)	(1,897)	(15,270)	(245)	(35,470)	(95,523)	2,496	(397,470)
EARNINGS BEFORE INCOME TAXES	**193,727**	**37,938**	**23,243**	**23,374**	**16,992**	**50,703**	**(22,961)**	**(101,729)**	**113,849**	**(74,247)**	**260,889**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(87,799)**	**3,023**	**(15,296)**	**(7,727)**	**(5,773)**	**(17,251)**	**-**	**(5,276)**	**26,191**	**-**	**(109,908)**
NET INCOME	**105,928**	**40,961**	**7,947**	**15,647**	**11,219**	**33,452**	**(22,961)**	**(107,005)**	**140,040**	**(74,247)**	**150,981**
Attributed to controlling shareholders	105,928	40,961	7,947	15,647	5,722	23,416	(18,368)	(107,005)	140,040	-	140,040
Attributed to non-controlling interest	-	-	-	-	5,497	10,036	(4,593)	-	-	-	10,941
EBITDA	**368,348**	**50,816**	**134,876**	**36,889**	**24,915**	**58,145**	**(17,524)**	**(54,000)**	**179,028**	**(74,247)**	**707,246**

[1] Wind Farms, Copel Renováveis and Copel Participações

 Amounts subject to rounding.

R$'000

Income Statement 2Q16	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission									
NET OPERATING INCOME	**599,941**	**1,153,206**	**1,843,505**	**78,376**	**145,621**	**64,313**	**1,353**	**58,216**	**-**	**(136,606)**	**3,807,925**
Electricity sales to final customers	146,088	-	1,335,275	-	-	-	-	-	-	(1,001)	1,480,362
Electricity sales to distributors	446,973	-	134,056	-	-	64,313	1,353	58,216	-	(75,966)	628,945
Use of the main distribution and transmission grid (TUSD/ TUST)	-	1,047,297	767,801	-	-	-	-	-	-	(23,770)	1,791,328
Construction revenue	-	104,084	188,853	-	8,355	-	-	-	-	-	301,292
Fair value of assets from the indemnity for the concession	-	-	113,083	-	286	-	-	-	-	-	113,369
Telecommunications	-	-	-	69,117	-	-	-	-	-	(7,624)	61,493
Distribution of piped gas	-	-	-	-	136,980	-	-	-	-	(10,004)	126,976
Sectoral assets and liabilities result	-	-	(727,285)	-	-	-	-	-	-	-	(727,285)
Other operating revenues	6,880	1,825	31,722	9,259	-	-	-	-	-	(18,241)	31,445
OPERATING COSTS AND EXPENSES	**(300,563)**	**(139,858)**	**(1,968,417)**	**(54,078)**	**(121,679)**	**(26,884)**	**(42,636)**	**(30,283)**	**165,578**	**135,885**	**(2,382,935)**
Energy purchased for resale	(24,997)	-	(1,094,179)	-	-	(10,910)	-	(37)	-	76,350	(1,053,773)
Charges of the main distribution and transmission grid	(65,009)	-	(161,014)	-	-	(2,384)	(5,327)	(3,648)	-	24,387	(212,995)
Personnel and management	(42,686)	(22,212)	(175,298)	(22,441)	(9,119)	(905)	(814)	(5,417)	(6,480)	-	(285,372)
Private pension and health plans	(9,730)	(5,102)	(38,660)	(4,613)	(661)	(23)	(74)	(1,314)	(2,343)	-	(62,520)
Materials	(2,630)	(1,121)	(15,102)	(687)	(405)	(101)	(96)	(68)	(119)	-	(20,329)
Raw material and supplies - energy production	(7,009)	-	-	-	-	-	(10,713)	-	-	10,004	(7,718)
Natural gas and supplies for gas business	-	-	-	-	(85,114)	-	-	-	-	-	(85,114)
Third-party services	(20,685)	(5,816)	(87,410)	(10,537)	(5,074)	(3,035)	(19,203)	(4,159)	(5,336)	25,188	(136,067)
Depreciation and amortization	(65,059)	(807)	(68,886)	(8,544)	(6,002)	(6,721)	(5,428)	(11,971)	(293)	-	(173,711)
Provisions and reversals	(11,986)	(5,726)	(106,286)	(1,741)	(535)	-	-	(42)	190,541	20	64,245
Construction cost	-	(97,431)	(188,853)	-	(8,355)	-	-	-	-	-	(294,639)
Other operating costs and expenses	(50,772)	(1,643)	(32,729)	(5,515)	(6,414)	(2,805)	(981)	(3,627)	(10,392)	(64)	(114,942)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(17,837)**	**21,562**	-	-	-	-	**(36,974)**	**22,308**	**790,292**	**(759,510)**	**19,841**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**281,541**	**1,034,910**	**(124,912)**	**24,298**	**23,942**	**37,429**	**(78,257)**	**50,241**	**955,870**	**(760,231)**	**1,444,831**
FINANCIAL RESULTS	**(53,762)**	**(29,540)**	**26,090**	**(2,337)**	**389**	**(29,247)**	**12,587**	**(12,690)**	**101,933**	**742**	**14,165**
Income tax and social contribution on profit	18,922	1,825	110,832	4,314	3,390	864	13,940	6,881	173,234	(600)	333,602
Deferred income tax and social contribution on profit	(72,684)	(31,365)	(84,742)	(6,651)	(3,001)	(30,111)	(1,353)	(19,571)	(71,301)	1,342	(319,437)
EARNINGS BEFORE INCOME TAXES	**227,779**	**1,005,370**	**(98,822)**	**21,961**	**24,331**	**8,182**	**(65,670)**	**37,551**	**1,057,803**	**(759,489)**	**1,458,996**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(82,290)**	**(334,571)**	**34,592**	**(7,191)**	**(8,628)**	**(2,776)**	-	**(4,148)**	**(94,594)**	-	**(499,606)**
NET INCOME	**145,489**	**670,799**	**(64,230)**	**14,770**	**15,703**	**5,406**	**(65,670)**	**33,403**	**963,209**	**(759,489)**	**959,390**
Attributed to controlling shareholders	145,489	670,799	(64,230)	14,770	8,010	3,784	(52,535)	33,402	963,209	-	963,209
Attributed to non-controlling interest	-	-	-	-	7,693	1,622	(13,135)	-	-	-	(3,819)
EBITDA	346,600	1,035,717	(56,026)	32,842	29,944	44,150	(72,829)	62,212	956,163	(760,231)	1,618,542

[1] Wind Farms, Copel Renováveis and Copel Participações

 Amounts subject to rounding.

R$'000

Income Statement 1H17	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission									
NET OPERATING INCOME	**1,355,820**	**500,416**	**4,165,015**	**180,815**	**249,709**	**142,746**	**-**	**150,889**	**-**	**(275,170)**	**6,470,240**
Electricity sales to final customers	298,908	-	1,897,505	-	-	-	-	30,366	-	(1,519)	2,225,260
Electricity sales to distributors	1,037,993	-	356,167	-	-	142,746	-	120,284	-	(159,161)	1,498,029
Use of the main distribution and transmission grid (TUSD/ TUST)	-	425,338	1,595,961	-	-	-	-	-	-	(53,369)	1,967,930
Construction revenue	-	68,862	318,030	-	7,924	-	-	-	-	-	394,816
Fair value of assets from the indemnity for the concession	-	-	6,164	-	(719)	-	-	-	-	-	5,445
Telecommunications	-	-	-	161,419	-	-	-	-	-	(16,282)	145,137
Distribution of piped gas	-	-	-	-	242,504	-	-	-	-	-	242,504
Sectoral assets and liabilities result	-	-	(80,184)	-	-	-	-	-	-	-	(80,184)
Other operating revenues	18,919	6,216	71,372	19,396	-	-	-	239	-	(44,839)	71,303
OPERATING COSTS AND EXPENSES	**(544,995)**	**(299,834)**	**(3,980,149)**	**(131,462)**	**(217,748)**	**(42,756)**	**(48,983)**	**(196,764)**	**(27,570)**	**283,156**	**(5,207,105)**
Energy purchased for resale	(18,775)	-	(2,480,485)	-	-	(10,576)	-	(65,605)	-	160,462	(2,414,979)
Charges of the main distribution and transmission grid	(148,232)	-	(188,329)	-	-	(5,698)	(11,873)	(7,262)	-	52,204	(309,190)
Personnel and management	(86,658)	(54,644)	(379,829)	(50,328)	(15,784)	(1,769)	(1,236)	(15,869)	(19,123)	-	(625,240)
Private pension and health plans	(17,355)	(11,051)	(76,221)	(7,344)	(1,467)	(44)	(168)	(1,624)	(1,880)	-	(117,154)
Materials	(5,540)	(2,317)	(27,873)	(1,172)	(1,185)	(176)	(186)	(141)	(369)	-	(38,959)
Raw material and supplies - energy production	(12,014)	-	-	-	-	-	(1,474)	-	-	-	(13,488)
Natural gas and supplies for gas business	-	-	-	-	(169,835)	-	-	-	-	-	(169,835)
Third-party services	(42,143)	(11,027)	(170,214)	(30,385)	(11,730)	(6,191)	(20,874)	(6,888)	(7,932)	56,798	(250,586)
Depreciation and amortization	(135,807)	(2,359)	(143,243)	(18,998)	(14,296)	(14,052)	(11,964)	(25,877)	(598)	-	(367,194)
Provisions and reversals	6,730	(20,082)	(113,071)	(6,076)	(340)	-	-	(69,332)	(3,039)	7,985	(197,225)
Construction cost	-	(191,145)	(318,030)	-	(7,924)	-	-	-	-	-	(517,099)
Other operating costs and expenses	(85,201)	(7,209)	(82,854)	(17,159)	4,813	(4,250)	(1,208)	(4,166)	5,371	5,707	(186,156)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(90,272)**	**73,790**	**-**	**-**	**-**	**-**	**-**	**(58,980)**	**630,222**	**(471,762)**	**82,998**
OPERATIONAL EXPENSES / INCOME	**720,553**	**274,372**	**184,866**	**49,353**	**31,961**	**99,990**	**(48,983)**	**(104,855)**	**602,652**	**(463,776)**	**1,346,133**
FINANCIAL RESULTS	**(190,909)**	**(57,433)**	**(23,670)**	**(8,872)**	**2,841**	**(19,255)**	**1,987**	**(30,293)**	**(92,658)**	**-**	**(418,262)**
Income tax and social contribution on profit	16,390	6,315	153,175	4,539	10,516	15,615	2,772	22,615	72,505	(5,626)	298,816
Deferred income tax and social contribution on profit	(207,299)	(63,748)	(176,845)	(13,411)	(7,675)	(34,870)	(785)	(52,908)	(165,163)	5,626	(717,078)
EARNINGS BEFORE INCOME TAXES	**529,644**	**216,939**	**161,196**	**40,481**	**34,802**	**80,735**	**(46,996)**	**(135,148)**	**509,994**	**(463,776)**	**927,871**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(208,574)**	**(48,164)**	**(81,961)**	**(13,315)**	**(11,786)**	**(27,438)**	**-**	**(8,770)**	**40,388**	**-**	**(359,620)**
NET INCOME	**321,070**	**168,775**	**79,235**	**27,166**	**23,016**	**53,297**	**(46,996)**	**(143,918)**	**550,382**	**(463,776)**	**568,251**
Attributed to controlling shareholders	321,070	168,775	79,235	27,166	11,738	37,308	(37,597)	(143,918)	550,382	-	550,382
Attributed to non-controlling interest	-	-	-	-	11,278	15,989	(9,399)	-	-	-	17,869
EBITDA	856,360	276,731	328,109	68,351	46,257	114,042	(37,019)	(78,978)	603,250	(463,776)	1,713,327

[1] Wind Farms, Copel Renováveis and Copel Comercialização

 Amounts subject to rounding.

R$'000

Income Statement 1H16	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission									
NET OPERATING INCOME	**1,183,760**	**1,321,102**	**3,929,433**	**156,461**	**305,839**	**124,739**	**57,105**	**106,611**	**-**	**(294,461)**	**6,890,589**
Electricity sales to final customers	285,844	-	2,775,995	-	-	-	-	-	-	(2,163)	3,059,676
Electricity sales to distributors	880,136	-	290,703	-	-	124,739	57,105	106,611	-	(148,343)	1,310,951
Use of the main distribution and transmission grid (TUSD/ TUST)	-	1,124,588	1,568,385	-	-	-	-	-	-	(47,428)	2,645,545
Construction revenue	-	192,879	366,194	-	13,372	-	-	-	-	-	572,445
Fair value of assets from the indemnity for the concession	-	-	121,733	-	662	-	-	-	-	-	122,395
Telecommunications	-	-	-	138,926	-	-	-	-	-	(14,936)	123,990
Distribution of piped gas	-	-	-	-	291,805	-	-	-	-	(41,637)	250,168
Sectoral assets and liabilities result	-	-	(1,254,487)	-	-	-	-	-	-	-	(1,254,487)
Other operating revenues	17,780	3,635	60,910	17,535	-	-	-	-	-	(39,954)	59,906
OPERATING COSTS AND EXPENSES	**(583,840)**	**(247,361)**	**(4,140,610)**	**(111,524)**	**(268,615)**	**(49,029)**	**(117,681)**	**(61,219)**	**130,242**	**294,479**	**(5,155,158)**
Energy purchased for resale	(36,784)	-	(2,348,021)	-	-	(17,093)	-	(71)	-	148,325	(2,253,644)
Charges of the main distribution and transmission grid	(130,485)	-	(370,154)	-	-	(4,801)	(10,677)	(7,220)	-	45,661	(477,676)
Personnel and management	(85,163)	(41,224)	(345,067)	(43,233)	(17,014)	(1,646)	(1,377)	(9,843)	(15,936)	-	(560,503)
Private pension and health plans	(19,997)	(9,824)	(77,680)	(9,427)	(1,306)	(44)	(146)	(2,199)	(5,405)	-	(126,028)
Materials	(6,169)	(2,360)	(32,591)	(1,042)	(804)	(157)	(232)	(105)	(184)	-	(43,644)
Raw material and supplies - energy production	(10,994)	-	-	-	-	-	(48,855)	-	-	41,637	(18,212)
Natural gas and supplies for gas business	-	-	-	-	(199,765)	-	-	-	-	-	(199,765)
Third-party services	(39,913)	(10,554)	(172,314)	(20,614)	(8,936)	(6,004)	(43,322)	(10,586)	(7,945)	53,831	(266,357)
Depreciation and amortization	(138,715)	(1,170)	(135,176)	(16,940)	(11,928)	(13,436)	(10,860)	(23,945)	(577)	-	(352,747)
Provisions and reversals	(6,697)	(3,173)	(218,389)	(6,977)	(705)	-	-	(42)	179,147	20	(56,816)
Construction cost	-	(173,938)	(366,194)	-	(13,372)	-	-	-	-	-	(553,504)
Other operating costs and expenses	(108,923)	(5,118)	(75,024)	(13,291)	(14,785)	(5,848)	(2,212)	(7,208)	(18,858)	5,005	(246,262)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(20,044)**	**43,920**	**-**	**-**	**-**	**-**	**(39,101)**	**30,906**	**951,994**	**(902,067)**	**65,608**
OPERATIONAL EXPENSES / INCOME	**579,876**	**1,117,661**	**(211,177)**	**44,937**	**37,224**	**75,710**	**(99,677)**	**76,298**	**1,082,236**	**(902,049)**	**1,801,039**
FINANCIAL RESULTS	**(167,394)**	**(59,504)**	**55,480**	**(6,306)**	**(1,066)**	**(58,885)**	**18,858**	**(26,157)**	**93,549**	**-**	**(151,425)**
Income tax and social contribution on profit	29,271	4,793	217,400	8,918	6,868	1,839	20,625	13,109	238,361	(1,342)	539,842
Deferred income tax and social contribution on profit	(196,665)	(64,297)	(161,920)	(15,224)	(7,934)	(60,724)	(1,767)	(39,266)	(144,812)	1,342	(691,267)
EARNINGS BEFORE INCOME TAXES	**412,482**	**1,058,157**	**(155,697)**	**38,631**	**36,158**	**16,825**	**(80,819)**	**50,141**	**1,175,785**	**(902,049)**	**1,649,614**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(144,956)**	**(344,675)**	**52,320**	**(12,692)**	**(12,839)**	**(5,708)**	**-**	**(6,681)**	**(79,734)**	**-**	**(554,965)**
NET INCOME	**267,526**	**713,482**	**(103,377)**	**25,939**	**23,319**	**11,117**	**(80,819)**	**43,460**	**1,096,051**	**(902,049)**	**1,094,649**
Attributed to controlling shareholders	267,526	713,482	(103,377)	25,939	11,893	7,782	(64,655)	43,459	1,096,051	-	1,096,051
Attributed to non-controlling interest	-	-	-	-	11,426	3,335	(16,164)	-	-	-	(1,402)
EBITDA	718,591	1,118,831	(76,001)	61,877	49,152	89,146	(88,817)	100,243	1,082,813	(902,049)	2,153,786

[1] Wind Farms, Copel Renováveis and Copel Participações

 Amounts subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 18, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.